

December 20, 2013

Via Email
Jeffrey Wood
Chief Financial Officer
Eagle Rock Energy Partners, LP
1415 Louisiana Street
Suite 2700
Houston, TX 77002

      Re: **Eagle Rock Energy Partners, LP**
                    Form 10-K for Fiscal Year Ended
                    December 31, 2012
                    Filed March 1, 2013
                    File No. 001-33016

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 2

Upstream Business, page 19

Developed and Undeveloped Acreage, page 21

1.   Please advise or expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Drilling and Recompletion Activity, page 21

2.   Please expand your disclosure to provide the numbers of net wells drilled and clarify if those wells were drilled as exploratory or development wells and were found to be either productive or dry. For additional guidance, please refer to Item 1205 of Regulation S-K.

Oil and Natural Gas Reserves, page 22

Proved Undeveloped Reserves, page 24

3.   Please expand your disclosure to present all of the material changes in the proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves and the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Items 1203(b) and 1203(c) of Regulation S-K.

Selected Financial Data, page 58

Non-GAAP Financial Measures, page 60

4.   The introduction to your non-GAAP presentation indicates that you believe the measure "more accurately" reflects your ability to generate cash and "more accurately" describes the underlying performance of your operating assets. Explain to us why you believe use of the phrase "more accurately" does not result in giving greater prominence to your non-GAAP measure as compared to GAAP amounts. See Item 10(1)(i)(A) of Regulation S-K.

Reconciliation of Adjusted EBITDA to net cash flows from operating activities and net income (loss), page 61

5.   Disclosure under note (b) indicates that Adjusted EBITDA excludes "amortization" of commodity hedge costs. Explain to us the mechanism through which you are amortizing commodity hedge costs, and identify the specific authoritative literature that supports this accounting.

Quarterly Financial Information, page 62

6.   The introductory sentence of the notes to your presentation of quarterly information describes the identified items as "unusual or infrequently occurring". Given the nature of the items described, and the frequency with which the same or similar items have occurred, explain to us your basis for this description.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Upstream Segment, page 79

7. We note your tabular disclosure of production for the periods shown on pages 79 and 90; however, it does not appear that you have provided disclosure here or elsewhere of the fields that that contain 15% or more of the Company's total proved reserves. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-9

Note 22 – Supplemental Oil and Gas Information (Unaudited), page F-47

Proved Reserves Summary, page F-48

8. You refer to reclassifying that portion of your reserves which are not considered to be commercial due to lower prices as "proved contingent resources." We are not familiar with that term. We note that the term "proved contingent resources" is inconsistent with the nomenclature commonly accepted within the oil and gas industry such as that promulgated by the SPE/WPC/AAPG/SPEE in the Petroleum Resources Management System.

    Please expand your glossary of oil and gas terms to include a definition of contingent resources and revise your disclosure to omit the reference to "proved" contingent resources.

9. Please expand your disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2010 and December 31, 2011 to include an appropriate explanation of the significant changes to comply with FASB ASC paragraph 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-50

10. The disclosure on page F-51 and in Exhibit 99.1 refers to the inclusion of revenues associated with the sale of sulfur extracted to render certain of your proved natural gas reserves saleable. However, sulfur is not a hydrocarbon and therefore does not represent a "saleable hydrocarbon" as defined in Rule 4-10(a)(16) of Regulation S-X. Non-hydrocarbon revenues should not be included in the determination of economic producibility per Rule 4-10(a)(10) of Regulation S-X or in the computation of future cash inflows per FASB ASC paragraph 932-235-50-31.

Please revise your estimates of future cash inflows here and in Exhibit 99.1 to exclude the revenue derived from the sale of sulfur. Also revise the estimates of proved reserves in Exhibit 99.1 and throughout your filing to the extent required as a result of excluding the sulfur revenue.

Exhibit 99.1

11.   The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

- The proportion of the Company's total reserves covered by the report (Item 1202(a)(8)(iii)).

- The benchmark and average realized price relating to the natural gas liquids reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

12.   The reserves report refers to additional supplemental information such as a Table of Contents, Appendix and Tables I and II that are not included in the reserves report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202)-551-3721 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant